Exhibit 99.1

voxeljet AG Schedules Third Quarter 2013 Financial Results Release and Conference Call

Friedberg, Germany, November 7, 2013 — voxeljet AG (the “Company” or “voxeljet”), a leading provider of high-speed, large-format 3D printers and on-demand parts services to industrial and commercial customers, today announced that it will release its financial results for the three months ended September 30, 2013 after the closing of the financial markets on Thursday, November 14th.

The company will host a conference call and webcast to review the results for the quarter on Friday, November 15th at 8:30 a.m. Eastern Time. Participants from voxeljet will include its Chief Executive Officer, Dr. Ingo Ederer, and its Chief Financial Officer, Rudolf Franz, who will provide a general business update and respond to investor questions.

Interested parties may access the live audio broadcast by dialing 877-705-6003 in the United States/Canada, or +1 201-493-6725 for international, Conference ID number 13572773. Investors are requested to access the call at least five minutes before the scheduled start time in order to complete a brief registration. An audio replay will be available approximately two hours after the completion of the call at 877-870-5176 or +1 858-384-5517, Replay Conference ID number 13572773. The recording will be available for replay through November 29, 2013.

A live webcast of the call will also be available on the investor relations section of the Company’s website. Please go to the website (http://www.voxeljet.de/en/) at least fifteen minutes prior to the start of the call to register, download and install any necessary audio software. A replay will also be available as a webcast on the investor relations section of the Company’s website.

About voxeljet

voxeljet is a leading provider of high-speed, large-format 3D printers and on-demand parts services to industrial and commercial customers. The Company’s 3D printers employ a powder binding, additive manufacturing technology to produce parts using various material sets, which consist of particulate materials and proprietary chemical binding agents. The Company provides its 3D printers and on-demand parts services to industrial and commercial customers serving the automotive, aerospace, film and entertainment, art and architecture, engineering and consumer product end markets.  For more information, visit http://www.voxeljet.de/en/.

Contacts

Investor Relations

Rudolf Franz, CFO

rudolf.franz@voxeljet.de

+49 821 7483 100

Anthony Gerstein

anthony.gerstein@icrinc.com

646-277-1251

Media

Phil Denning

phil.denning@icrinc.com

203-682-8246

Cory Ziskind

cory.ziskind@icrinc.com

646-277-1232